UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, a public limited company incorporated in Ireland (the “Company”), filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 18, 2025, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (the “Agent”), pursuant to which the Company, from time to time, at its option may offer and sell Class B ordinary shares, nominal value $0.05 per share (the “ATM Shares”), to or through the Agent, acting as principal and/or the sole sales agent, having an aggregate sales price of up to $98,500,000 (the “ATM Offering”).

Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the ATM Shares from time to time, based upon the Company’s instructions. The Company has provided the Agent with customary indemnification and contribution rights in favor of the Agent, and the Agent will be entitled to a commission of 3.0% of the aggregate gross proceeds from each sale of the ATM Shares pursuant to the Sales Agreement.

Sales of the ATM Shares, if any, under the Sales Agreement may be made in transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act, or by any other method permitted by law. The Company has no obligation to sell any of the ATM Shares and may at any time suspend offers under the Sales Agreement or terminate the Sales Agreement.

This description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached hereto as Exhibit 1.1 and incorporated by reference herein.

The ATM Shares to be sold under the Sales Agreement, if any, will be issued and sold pursuant to the Shelf Registration Statement , including a base prospectus as part of the Shelf Registration Statement, and a prospectus supplement dated November 18, 2025 relating to the offer and sale of the ATM Shares pursuant to the Sales Agreement.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The legal opinion of Clark Hill Solicitors LLP relating to the legality of the issuance and sale of the ATM Shares pursuant to the ATM Offering is attached as Exhibit 5.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Controlled Equity OfferingSM Sales Agreement, dated as of November 18, 2025, by and between the Company and Cantor Fitzgerald & Co.
5.1	Opinion of Clark Hill Solicitors LLP
23.1	Consent of Clark Hill Solicitors LLP (included in the opinion filed as Exhibit 5.1 hereto)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRERA HOLDINGS PLC

Date: November 18, 2025	By:	/s/ Marco Santori
		Name:	Marco Santori
		Title:	Chief Executive Officer

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